SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For May 14, 2008
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

THIS REPORT ON FORM 6-K (EXCEPT FOR REFERENCES THEREIN TO “RISK ADJUSTED RETURN ON CAPITAL” (OR “RAROC”) AND ANY OTHER NON-GAAP FINANCIAL MEASURE AS SUCH TERM IS DEFINED IN REGULATION G UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED) SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-130040) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED. FOR THE AVOIDANCE OF DOUBT, THE DISCLOSURE CONTAINING REFERENCES TO “RISK ADJUSTED RETURN ON CAPITAL” (OR “RAROC”) AND ANY OTHER NON-GAAP FINANCIAL MEASURE CONTAINED IN THE ATTACHED REPORT IS NOT INCORPORATED BY REFERENCE INTO THE ABOVE-MENTIONED REGISTRATION STATEMENT FILED BY ING GROEP N.V.

TABLE OF CONTENTS

SIGNATURE
This Report contains a copy of the following:
(1)	The Press Release issued on May 14, 2008.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: May 14, 2008

CORPORATE COMMUNICATIONS

PRESS RELEASE	14 May 2008
ING’s profit declines 15.2% on market downturn while commercial growth momentum remains robust
•	First-quarter earnings affected by the downturn in financial markets
–	Underlying net profit declines 15.2% to EUR 1,589 million; net earnings per share EUR 0.74

–	Underlying profit before tax from Insurance declines 31.2% while Banking increases slightly by 1.5%

–	Lower real estate and private equity valuations, lower equity gains account for EUR 436 million net decline vs 1Q07

–	Decline of most currencies against the euro has negative impact of EUR 55 million
•	Limited direct impact from credit and liquidity crisis in the first quarter
–	P&L impact from subprime, Alt-A and other pressurised asset classes limited to EUR 55 million after tax

–	Market values impacted by lack of liquidity, with EUR -2.3 billion revaluation after tax through shareholders’ equity

–	Capital position remains strong, with key ratios within target and a spare leverage capacity of EUR 6.2 billion
•	Strong commercial growth continued despite competitive and turbulent markets
–	Net inflow of client balances reaches EUR 34 billion with total client balances of EUR 1,456 billion

–	Interest result for banking up 17.2%, driven by volume growth and an improvement in the interest margin

–	New life sales up 23.1% excluding currency impacts and value of new business reached EUR 320 million
Chairman’s Statement

“The downturn in financial markets in the first quarter led to a decline in earnings, despite strong commercial growth momentum across the Group,” said Michel Tilmant, CEO of ING. “Market declines reduced investment income at the insurance businesses, particularly compared with the first quarter last year when investment returns were above long-term assumptions. That led to a 15.2% decline in underlying net profit for the quarter. Lower real estate and private equity valuations and lower realised gains on equities had a negative impact of EUR 436 million after tax compared with the first quarter last year. The decline in most currencies against the euro reduced earnings by EUR 55 million.”
“While the credit and liquidity crisis deepened in the first quarter, extending the disruption of global financial markets, ING’s impairments on pressurised asset classes remained limited to EUR 55 million after tax. Market prices for these assets were inevitably impacted, with fluctuations in valuation reflected in shareholders’ equity. ING’s capital position remained strong, with key ratios within target and a spare leverage capacity of EUR 6.2 billion at the end of March.”
“Commercial growth momentum was maintained across the group despite competitive and turbulent markets. The group generated a net inflow of EUR 34 billion in client balances in the quarter, with total client balances of EUR 1,456 billion at the end of March. Customer deposits at the banking businesses increased by EUR 14 billion excluding currency effects despite intense competition for savings as many banks face tight liquidity and higher wholesale funding costs. Higher volumes and an improvement in the interest margin drove the interest result on the banking side up 17.2%. Sales of life insurance and investment products remained robust despite the stock market volatility. New life sales were up 23.1% excluding currencies and the value of new business reached EUR 320 million.”
“As we saw in the first quarter, earnings and shareholders’ equity are affected by movements in fixed-income securities, equity and real estate markets. Although we have perceived some improvement in equity markets and credit spreads since the close of the first quarter, investment returns and asset values will likely remain under pressure with the correlated impact on earnings. However, with ING’s broad client access and product range, strong capital base and solid liquidity position we remain confident that ING is well positioned to help our customers manage their financial future while generating long-term profitable growth for our shareholders.”
Investor Relations:
T +31 20 541 5571
Analyst Conference Calls:
9:00 CET and 16:00 CET
Listen only via:
NL: +31 20 796 5332
UK: +44 20 8515 2303
US: +1 480 248 5085
Media Relations:
T +31 20 541 5433
Press Conference Call:
11:30 CET
Listen only via:
Audiocast at www.ing.com
NL: +31 20 796 5332
UK: +44 20 8515 2307

Contents:
ING Group Key Figures	2
Insurance Europe	6
Insurance Americas	7
Insurance Asia/Pacific	8
Wholesale Banking	9
Retail Banking	10
ING Direct	11
Appendices	12

ING GROUP
ING Group: Key Figures

In EUR million	1Q2008	1Q2007	Change	4Q2007	Change

Underlying[1] profit before tax
Insurance Europe	339	442	-23.3%	358	-5.3%
Insurance Americas	317	533	-40.5%	453	-30.0%
Insurance Asia/Pacific	182	159	14.5%	113	61.1%
Corporate line Insurance	-117	-84		896

Underlying profit before tax from Insurance	722	1,050	-31.2%	1,819	-60.3%

Wholesale Banking	570	665	-14.3%	512	11.3%
Retail Banking	638	610	4.6%	522	22.2%
ING Direct	155	165	-6.1%	73	112.3%
Corporate line Banking	43	-56		45

Underlying profit before tax from Banking	1,405	1,384	1.5%	1,151	22.1%

Underlying profit before tax	2,127	2,434	-12.6%	2,970	-28.4%

Taxation	514	495	3.8%	301	70.8%
Profit before minority interests	1,613	1,939	-16.8%	2,669	-39.6%
Minority interests	24	65	-63.1%	53	-54.7%

Underlying net profit	1,589	1,874	-15.2%	2,617	-39.3%

Net gains/losses on divestments	45			-37
Net profit from divested units		20
Special items after tax	-94			-98

Net profit (attributable to shareholders)	1,540	1,894	-18.7%	2,482	-38.0%

Earnings per share (in EUR)	0.74	0.88	-15.9%	1.18	-37.3%

KEY FIGURES
Net return on equity[2]	16.5%	20.8%		24.2%
Assets under management (end of period)	620,800	619,400	0.2%	642,700	-3.4%
Total staff (FTEs end of period)	129,546	118,592	9.2%	124,634	3.9%

[1]	Underlying profit before tax and underlying net profit are non-GAAP measures for profit excluding divestments and special items as specified in Appendix 2

[2]	Year to date Note: small differences are possible in the tables due to rounding
Commercial momentum in challenging environment
The deterioration of financial markets continued through the first quarter as concerns about the US housing market deepened and the credit and liquidity crisis persisted.
ING continued to manage its business well in this challenging environment. There was limited direct impact from the credit and liquidity crisis in the first quarter. Losses on ING’s investments in pressurised asset classes were limited to EUR 55 million after tax, reflecting the high structural credit protection of the securities in ING’s subprime and Alt-A RMBS portfolios.
The business environment continued to become more challenging as equity markets declined and investment returns on real estate and private equity came down sharply compared with the first quarter of 2007. Competition for savings intensified as many banks faced tighter liquidity and increased funding costs on wholesale markets. However, credit issues in the US housing market have not yet led to contagion in the corporate mortgage market or significant losses in the corporate bond markets. Tighter liquidity has led to wider spreads on corporate lending. The reduction of short-term interest rates, particularly in the US, has led to an improvement in the interest margin of the banking operations, notably at ING Direct. Loan losses increased from previous quarters but remain well below expected over-the-cycle levels.
Despite the turmoil in financial markets, ING Group continued to show strong commercial momentum. Total client balances recorded a net inflow of EUR 34 billion. Acquisitions contributed another EUR 20 billion. That was offset by EUR 33 billion in negative currency effects and EUR 21 billion from declines in asset prices as markets deteriorated, bringing total client balances to EUR

Page 2/23

1,456 billion at the end of March. Customer deposits of the banking business increased by EUR 14 billion excluding currency effects despite increased competition for savings. Lending grew by EUR 23.9 billion excluding currency impacts, driven by corporate lending and mortgages. Life insurance generated a net inflow of EUR 6.4 billion.
Sales of life insurance remained robust. New life sales were up 23.1% excluding currencies and the value of new business rose to EUR 320 million.
While commercial growth remained robust, the downturn in financial markets impacted investment returns. Underlying net profit declined 15.2% to EUR 1,589 million.
Lower equity capital gains were realised due to market declines, resulting in a negative swing of EUR 232 million after tax compared with the first quarter last year. That was partially offset by EUR 115 million from hedges on the equity portfolio. Pressure on property prices led to negative revaluations of real estate investments in some markets, resulting in a negative swing of EUR 182 million after tax compared with a year ago. Negative revaluations of private equity and alternative assets resulted in a swing of EUR 137 million. Currency fluctuations had a negative impact of EUR 55 million. Excluding those items, and EUR 55 million after tax from the impairments on pressurised assets, profit would have increased 20.7%.
Operating expenses remained under control with mature businesses showing a decline of 3.2% from a year ago, while expenses at the growth businesses have been allowed to increase 16.7% to support expansion.
Insurance: Key Figures

In EUR million	1Q2008	1Q2007	Change

Gross premium income	12,574	11,426	10.0%
Operating expenses	1,349	1,344	0.4%

Underlying profit before tax	722	1,050	-31.2%

KEY FIGURES LIFE

Underlying profit before tax	529	832	-36.4%

Expenses/premiums life insurance	14.4%	13.9%
Expenses/AUM investment products	0.75%	0.76%

Single-premium sales	7,038	6,311	11.5%
Annual-premium sales	1,167	1,046	11.6%
Total new sales (APE)	1,871	1,677	11.6%
Value of new business	320	168	90.5%
Internal rate of return (YTD)	15.3%	12.2%

KEY FIGURES NON-LIFE

Underlying profit before tax	193	217	-11.1%

Claims ratio	66.9%	68.6%
Expense ratio	27.0%	27.9%

Combined ratio	94.0%	96.5%

The effective tax rate rose from 20.3% in the first quarter of 2007 to 24.2% this quarter. For the full-year, the effective tax rate is expected to be at the low end of the normal 20-25% range.
Net profit declined 18.7% to EUR 1,540 million. This includes a EUR 62 million gain on the sale of the Chilean health business, an additional loss of EUR 17 million on the sale of NRG and EUR 94 million restructuring provisions for the Dutch retail transformation. Net earnings per share were EUR 0.74, down from EUR 0.88 in the same quarter last year.
Insurance
Underlying profit before tax from insurance decreased by 31.2% to EUR 722 million, reflecting the impact of lower equity, real estate and private equity markets.
Profit from Insurance Europe declined 23.3%, reflecting lower investment income following negative revaluations on real estate and private equity investments as well as the upstream of EUR 5.0 billion in capital from the Dutch business last year. Profit from Central & Rest of Europe was up 17.1%, despite higher start-up investments in new operations in Russia and Romania.
Insurance Americas’ profit before tax fell 40.5%, as the market decline triggered EUR 101 million in DAC unlocking as well as EUR 46 million lower revaluation results on private equity and alternative assets. Credit losses amounted to EUR 51 million before DAC, including EUR 30 million on pressurised asset classes. The continued weakening of underwriting results at the non-life business in Canada led to a 35.3% decline in profit there.
Underlying profit from Insurance Asia/ Pacific increased 14.5%, mainly due to a positive swing on hedge results in Japan. Excluding Japan, underlying profit was down 28.7%, or 19.4% excluding currency effects, resulting from a EUR 13 million negative revaluation of a CDO in Korea.

Page 3/23

Banking: Key Figures

In EUR million	1Q2008	1Q2007	Change

Total underlying income	3,920	3,757	4.3%
Operating expenses	2,417	2,373	1.9%
Gross result	1,503	1,384	8.6%
Addition to loan loss provision	98	0

Underlying profit before tax	1,405	1,384	1.5%

KEY FIGURES
Interest margin	1.02%	0.95%
Underlying cost/income ratio	61.7%	63.2%
Risk costs in bp of average CRWA	16	0
Risk-weighted assets (end of period)	308,734	333,722	-7.5%
Underlying RAROC after tax	17.8%	23.4%
Economic capital (average over period)	18,165	14,832	22.5%
Loans and advances to customers[1]	542,656	526,323	3.1%
Customer deposits[1]	533,450	528,197	1.0%

[1]	31 March 2008 compared with 31 December 2007
The Corporate Line Insurance recorded a loss of EUR 117 million, including interest on core debt as well as EUR 29 million higher impairments on equities. Realised gains on equities were less than the 3% notional income allocated to the three insurance business lines, with the balance reported in the Corporate Line.
Total gross premiums increased 10.0%, or 18.5% excluding currency impacts, driven by strong sales in Asia and the Americas. Operating expenses were flat, but increased 6.1% on a constant currency basis due to business growth in the Americas and Asia/Pacific and the pension acquisition in Latin America.
New life sales (APE) increased 23.1% and the value of new business more than doubled excluding currency impacts. VNB nearly tripled in Central & Rest of Europe, supported by the new pension fund in Romania, which added EUR 47 million in VNB. Latin America’s VNB more than quadrupled, benefiting from the pension acquisition. Expense policy changes had a positive impact of EUR 20 million. Margins also improved, with the internal rate of return at 15.3%, up from 12.2%.
Banking
Underlying profit before tax from Banking increased 1.5% to EUR 1,405 million, supported by continued volume growth and an improvement of the interest margin. Risk costs increased, but remained well below normalised levels. Expenses showed a modest increase.
Profit before tax from Wholesale Banking declined 14.3%, mainly due to negative revaluations in the real estate investment portfolio and higher risk costs, which were partly mitigated by a record quarter for Financial Markets. The transfer of the mid-corporate business from Wholesale to Retail Banking took effect from the first quarter, and 2007 figures have been adjusted to reflect that change.
Profit from Retail Banking was up 4.6% from the first quarter and 22.2% from the fourth quarter supported by strong volume growth in Central Europe and cost control in the Benelux. The acquisition of Oyak Bank added EUR 18 million to profit, or EUR 52 million excluding internal capital charges.
Profit from ING Direct declined 6.1% compared with the first quarter last year, but more than doubled from the fourth quarter, driven by an improved interest rate environment in the US and a narrowing of losses in the UK. Excluding the UK, profit before tax rose 12.5% from the first quarter last year.
The Corporate Line Banking recorded a profit of EUR 43 million, as higher income on the capital surplus more than offset expenses that are not allocated to the business lines.
Total underlying income from Banking rose 4.3% to EUR 3,920 million, driven by volume growth and an improved interest result. The interest margin increased to 1.02%, up 7 basis points from the first quarter of 2007 and 8 basis points from the fourth quarter, driven by an improvement in the interest rate environment, particularly in the US.
Total loans and advances to customers of the banking operations grew by EUR 23.8 billion, driven by corporate lending and mortgages. Including EUR 7.5 billion of negative currency effects, total loans and advances rose 3.1% to EUR 542.7 billion at the end of March. Corporate lending increased 4.7%, or EUR 12.5 billion, while personal lending was up 1.4%, or EUR 3.7 billion, driven by growth in mortgages.
Customer deposits and other funds on deposit grew by EUR 14 billion in the first quarter as the growth of current accounts outpaced the decrease in savings. Including negative currency effects of EUR 8.7 billion, customer deposits increased 1.0% to EUR 533.5 billion at the end of March.
Total risk-weighted assets declined 23.3% in the first quarter to EUR 308.7 billion, due to the implementation of Basel II from 1 January 2008. Basel II risk-weighted assets increased 5.4% from January to the end of March.
Operating expenses were up 1.9% as the acquisition of Oyak Bank and higher investments to support business growth were largely offset by lower expenses in the mature businesses.
Net risk costs remained low despite the ongoing turmoil in credit markets. In total, ING added EUR 98 million to the provision for loan losses, compared with nil in the first quarter of 2007.
Due to the introduction of Basel II, credit risk-weighted assets (CRWAs) have been reduced substantially. As a result, the risk costs expected over-the-cycle has increased from 25-30 bps of average Basel I CRWAs to 40-45 bps of Basel II CRWAs. In euro terms the expected loss is more or less unchanged.

Page 4/23

Returns, measured by risk-adjusted return on capital (RAROC) after tax, declined to 17.8% from 23.4%, reflecting higher tax charges and a strong increase in economic capital. Higher economic capital stemmed from the acquisition of Oyak Bank and increases due to model refinements in Wholesale Banking.
Assets under Management
ING achieved a strong net inflow of EUR 11.0 billion in assets under management, despite the negative impact of the credit crisis on market sentiment. Lower asset prices for equity and fixed-income securities had a negative impact of EUR 23.6 billion on assets under management, while exchange rates reduced AUM by EUR 19.5 billion. Acquisitions added EUR 10.1 billion, bringing total assets under management to EUR 620.8 billion at the end of March.
Risk Management
ING continued to weather the credit and liquidity crisis well, with limited losses on distressed asset classes. Impairments, fair value changes and trading losses through the P&L totalled EUR 80 million before tax (EUR 55 million after tax) in the first quarter. Of that total, EUR 33 million before tax relates to US subprime RMBS, EUR 17 million to US Alt-A RMBS, EUR 16 million to CDOs/CLOs, EUR 4 million to monoline insurers and EUR 10 million to investments in SIVs and ABCP.
The lack of liquidity in the markets for pressurised assets had an impact on market valuations which declined sharply in March, resulting in negative pre-tax revaluations of EUR 3.6 billion before tax (EUR 2.3 billion after tax). This is reflected, on an after-tax basis, in shareholders’ equity because ING holds these assets as long-term investments to back savings and insurance liabilities. Only minimal exposure is held in the trading book.
At the end of the first quarter, ING’s US subprime RMBS portfolio amounted to EUR 2.3 billion. Of the total, EUR 2.1 billion is held at Insurance Americas, which booked an impairment of EUR 7 million on the portfolio in the first quarter. Wholesale Banking recorded a pre-tax loss of EUR 26 million on its subprime exposure. ING’s US subprime RMBS portfolio was fair valued at 81.4% of the amortised cost value at the end of March, down from 90.1% at year-end.
ING’s US Alt-A RMBS portfolio declined from EUR 27.5 billion at 2007 year-end to EUR 22.8 billion in March. The EUR 4.7 billion decline was due to negative revaluations of EUR 3.3 billion before tax and EUR 1.7 billion in currency effects due to the depreciation of the dollar. The negative revaluation is driven by credit spread widening and market illiquidity. At the end of March the Alt-A RMBS portfolio was fair valued at 84.3% of amortised costs, against 96.7% at 2007 year-end.
Under IFRS, impairments are only taken on RMBS if it is probable that the cash flows from interest rate or principal repayments will not be recovered. In the first quarter of 2008 this applied to just 9 bonds in the Insurance Americas portfolio, which were impaired by EUR 17 million. There were no impairments in ING Direct’s Alt-A RMBS portfolio as the cashflows from the RMBS continue to perform in line with contractual terms.
ING increased its CDO/CLO portfolio during the first quarter of 2008 to EUR 2.1 billion compared to EUR 1.9 billion at the end of 2007 as corporate credit spreads offered attractive yields. Only EUR 6 million of ING’s CDO/CLO exposure is backed by US subprime mortgages. ING Group recorded EUR 16 million in losses on its CDO/CLO exposure in the first quarter, including EUR 13 million fair value changes at Insurance Asia/Pacific and EUR 3 million in impairments at Wholesale Banking.
Exposures to monoline insurers impacted ING’s P&L by EUR 4 million in the first quarter reflecting a fair-value loss at Wholesale Banking on credit derivatives bought from a monoline insurer that was downgraded at the end of last year. ING Direct Canada impaired EUR 4 million of investments in third-party asset-backed commercial paper and EUR 6 million on investments by ING Canada in a third-party SIV.
ING’s liquidity position remained sound with a well diversified funding base stemming mainly from customer deposits. ING Bank’s funding costs in the money market remain well below LIBOR, reflecting the fact that ING is regarded as a safe haven. In the first quarter ING Bank further enhanced its funding profile with the inaugural EUR 1 billion issuance of a covered bond with a 5-year maturity.
Capital Management
The adverse market environment inevitably had a negative impact on ING’s capital position, however all key capital ratios remained within target.
The debt/equity (D/E) ratio of ING Group increased marginally to 9.75% at the end of the first quarter from 9.53% at year-end. The D/E-ratio of ING Insurance decreased from 13.63% at year-end to 12.30%.
ING Bank’s tier-1 ratio increased significantly from 7.4% at the end of 2007 under Basel I to 9.9% under Basel II at the start of 2008. The Basel II tier-1 ratio ended the first quarter at 8.3% following a dividend upstream to the Group, as well as growth in risk-weighted assets. Basel II risk-weighted assets rose 5.4% to EUR 309 billion at the end of the first quarter from EUR 293 billion on 1 January.
ING calculates spare leverage as cash that can be generated at Group level if all leverage and capital ratios are brought to target. The spare leverage declined from EUR 9.6 billion on 1 January 2008 to EUR 6.2 billion at the end of March due to the decline in equity markets, credit spread widening, lower interest rates and the impact of the share buyback. If needed for acquisitions or as an additional buffer in exceptional market circumstances, the debt/equity ratio for ING Group can potentially be extended to 15%. Including that additional capacity, the spare leverage would be EUR 9.0 billion.

Page 5/23

INSURANCE EUROPE
Insurance Europe: Key Figures

	Total			Benelux		Central & Rest of Europe
In EUR million	1Q2008	1Q2007	Change	1Q2008	1Q2007	1Q2008	1Q2007

Gross premium income	3,269	3,241	0.9%	2,648	2,687	621	554
Operating expenses	417	449	-7.1%	336	375	81	74

Underlying profit before tax	339	442	-23.3%	250	364	89	78

LIFE INSURANCE

Underlying profit before tax	236	342	-31.0%	147	266	89	76

Single-premium sales	926	970	-4.5%	714	725	212	245
Annual-premium sales	179	126	42.1%	52	41	127	85
Total new sales (APE)	271	224	21.0%	123	114	148	110
Value of new business	123	53	132.1%	22	18	102	35
Internal rate of return (YTD)	17.6%	14.3%		12.3%	11.4%	22.4%	18.5%

NON-LIFE INSURANCE

Underlying profit before tax	104	100	4.0%	103	98	1	2

Claims ratio	57.8%	58.8%		57.8%	58.6%
Expense ratio	19.2%	22.3%		19.1%	23.2%

Combined ratio	76.9%	81.1%		76.9%	81.8%

Value of new business doubles
•	Romania pension fund boosts sales and VNB in Central Europe

•	Earnings decline on lower real estate and private equity valuations

•	Expenses in Benelux decline
Insurance Europe posted solid commercial growth in the first quarter, while results were dampened by lower investment income as turmoil in financial markets led to negative revaluations on real estate and private equity.
In Central & Rest of Europe, the new second-pillar pension fund in Romania extended its strong commercial performance in the last two weeks of the official registration period, contributing EUR 27 million to sales and EUR 47 million to VNB in the quarter. ING’s fund signed up almost 1.4 million clients during the four-month application period, which ended in January. Excluding the new Romanian pension fund, life sales in Central & Rest of Europe rose 10.0%. Sales were driven by traditional products as stock market declines reduced customer appetite for investment products.
In the Benelux, life sales increased 7.9% and the value of new business rose 22.2%, reflecting higher sales of more profitable traditional life products as well as repricing of immediate annuities. That helped improve returns on new sales to 12.3%. Operating expenses in the Benelux declined as ING focuses on efficiency to increase value creation in this mature and competitive market.
The value of new life business in Europe more than doubled to EUR 123 million. Underlying profit before tax at Insurance Europe declined 23.3% to EUR 339 million, reflecting lower investment income, particularly at the Dutch life businesses. Turbulence in financial markets put pressure on asset valuations, resulting in EUR 126 million lower revaluations on real estate and EUR 85 million on private equity in the first quarter. That was partially offset by a superdividend of EUR 80 million on an equity investment. The upstream of EUR 5 billion in surplus capital from the Dutch businesses in 2007 had a negative impact of EUR 40 million. The transfer of a Dutch mortgage company to the Retail Banking business line had a negative impact of EUR 24 million.
Life results in the Benelux declined 44.7% on the lower investment results. Life results from Central & Rest of Europe increased 17.1% to EUR 89 million, despite EUR 5 million in higher greenfield start-up expenses in the first quarter. The non-life result increased 4.0% to EUR 104 million.
Premium income was flat at EUR 3.3 billion as higher life premiums in Central & Rest of Europe were offset by a decline in the Benelux. Operating expenses declined 7.1%, mainly driven by a reduction in the Benelux non-life businesses.

Page 6/23

INSURANCE AMERICAS
Insurance Americas: Key Figures

	Total			United States		Canada		Latin America
In EUR million	1Q2008	1Q2007	Change	1Q2008	1Q2007	1Q2008	1Q2007	1Q2008	1Q2007

Gross premium income	5,912	5,430	8.9%	4,913	4,398	571	557	427	475
Operating expenses	625	608	2.8%	357	367	138	129	130	112

Underlying profit before tax	317	533	-40.5%	160	376	77	119	79	39

LIFE INSURANCE

Underlying profit before tax	205	410	-50.0%	160	376			44	34

Single-premium sales	3,984	3,682	8.2%	3,916	3,646			69	36
Annual-premium sales	543	518	4.8%	412	441			131	77
Total new sales (APE)	942	886	6.3%	803	805			138	81
Value of new business	90	33	172.7%	63	27			27	6
Internal rate of return (YTD)	13.7%	9.5%		12.8%	9.3%			18.7%	11.8%

NON-LIFE INSURANCE

Underlying profit before tax	113	123	-8.1%			77	119	35	5

Claims ratio	72.0%	71.1%				74.1%	65.4%	65.5%	83.1%
Expense ratio	34.4%	33.3%				35.2%	35.0%	32.1%	30.2%

Combined ratio	106.3%	104.4%				109.3%	100.4%	97.6%	113.3%

Strong sales despite volatility in financial markets
•	Life sales +22.5% excluding FX

•	Limited impact from credit crisis

•	Earnings decline 35.0% excluding FX as steep decline in equity markets triggers DAC unlocking
Insurance Americas continued to post strong growth in sales and value of new business despite volatility in financial markets. Life sales for the region increased 6.3%, or 22.5% excluding currency effects. Variable annuity sales in the US jumped 82.9%, driven by the continued success of the LifePay Plus product introduced in August, although competitors are rapidly introducing similar products. Sales of retirement services products rose 16.9% on a US basis, thanks to increased distribution. Individual life sales jumped 61.0%.
The direct impact of the credit and liquidity crisis remained limited to EUR 30 million, including a EUR 7 million impairment on subprime RMBS, EUR 17 million on Alt-A RMBS, and EUR 6 million on a SIV.
Lower equity markets had a negative impact on earnings in the US. The S&P 500 Index declined 9.9% in the first quarter, its steepest quarterly decline in more than five years. That led to EUR 46 million in lower income from alternative assets and private equity, as well as negative DAC unlocking of EUR 101 million.
Underlying profit before tax for Insurance Americas declined 40.5%, or 35.0% excluding currency effects. Results from the US were down 51.1% excluding currencies to EUR 160 million, reflecting the DAC unlocking, lower income on alternative assets, and a total of EUR 38 million credit-related impairments net of DAC. That was partly mitigated by net interest and spread-related gains of EUR 88 million net of DAC. Life profit in Latin America rose 37.5% excluding currencies, driven by the pension business in Mexico and the acquisition of other pension businesses in Latin America.
Profit from the non-life business in Canada fell 36.4% excluding currencies to EUR 77 million due to winter storms, less favourable prior-year reserve development and the EUR 6 million impairment on a third-party SIV. Non-life results in Latin America improved from a weak first quarter of 2007.
Premium income rose 22.5% excluding currency impacts. Operating expenses increased 13.2% excluding currencies, due in part to the acquired pension businesses in Latin America.
The value of new life business climbed to EUR 90 million from EUR 33 million in the first quarter last year, driven by strong sales in the US. The captive reinsurance implemented in 2007 accounted for EUR 17 million of the increase. Latin America delivered EUR 27 million of the new business value.

Page 7/23

INSURANCE ASIA/PACIFIC
Insurance Asia/Pacific: Key Figures

	Total			Australia & NZ		Japan		South Korea		Taiwan		Rest of Asia
In EUR million	1Q08	1Q07	Change	1Q08	1Q07	1Q08	1Q07	1Q08	1Q07	1Q08	1Q07	1Q08	1Q07

Gross premium income	3,383	2,748	23.1%	50	44	1,075	913	979	918	936	646	343	227
Operating expenses	283	259	9.3%	55	53	47	41	64	58	53	52	64	55

Underlying profit before tax	182	159	14.5%	46	51	78	13	55	85	0	0	3	10

LIFE INSURANCE

Underlying profit before tax	181	158	14.6%	46	51	78	13	55	85	0	0	3	10

Single-premium sales	2,128	1,659	28.3%	681	852	740	568	180	131	419	87	107	22
Annual-premium sales	446	402	10.9%	24	22	90	63	212	211	56	62	63	44
Total new sales (APE)	658	567	16.0%	92	107	164	119	230	224	98	71	73	46
Value of new business	106	82	29.3%	11	11	18	8	28	30	38	33	12	0
Internal rate of return (YTD)	16.7%	15.2%		20.8%	21.3%	12.1%	10.1%	17.2%	22.4%	31.3%	17.8%	14.6%	7.5%

Strong sales momentum continues
•	Sales up 25.7% excluding FX

•	VNB up 43.0% excluding FX

•	Profit +14.5% on Japan hedge
Sales momentum continued in Asia/Pacific despite stock market volatility in the first quarter. New sales rose 25.7% excluding currency effects, driven by strong commercial performance in ING’s four largest units in the region as well as exceptional growth in the Rest of Asia, where sales were up 58.7%.
ING continued to capitalise on the ongoing market shift from traditional life to investment-linked products in Asia, with the latter accounting for almost two-thirds of new sales, despite equity market volatility in the quarter. In Australia, ING saw reduced appetite for equity funds as customers shifted to more defensive fund positions, which affected both sales and fee income.
Sales of SPVAs in Japan picked up from the fourth quarter as distributors became accustomed to new regulatory procedures for sales of financial products introduced in September 2007. SPVA sales were up 30.3% from the first quarter last year and ING maintained its leading market position despite competition as rivals introduced products similar to ING’s successful “Smart Design 1-2-3” product. Sales of corporate-owned life insurance in Japan surged 44.3% ahead of the introduction of new tax rules which reduced deductibility of new premiums on increasing-term products as of the end of February.
Bank distribution continues to gain pace rapidly in Asia/Pacific, accounting for 27% of new sales in the first quarter, supported by the new partnerships signed last year with Public Bank in Malaysia and Hong Kong and TMB bank in Thailand. In May, ING Life Japan was selected as one of the principal product providers for Japan Post for both SPVAs and COLI products.
Underlying profit before tax from Insurance Asia/Pacific rose 14.5%, or 29.1% excluding currency effects, to EUR 182 million. The increase was driven by a positive swing in results in Japan, including EUR 28 million in volatile elements primarily due to accounting asymmetry. Excluding Japan, profit declined 28.7%, or 19.4% excluding currency effects. Profit in Korea declined to EUR 55 million from EUR 85 million, reflecting a EUR 10 million release of reinsurance provisions in the first quarter of 2007 and a negative revaluation of EUR 13 million on a CDO this year, as well as adverse foreign exchange movements and higher claims.
Premium income rose 33.9% excluding currencies, driven by strong life sales and favourable retention. The increase was led by Taiwan at 59.5%, Korea at 24.2%, Japan at 19.7%, Australia at 13.6%.and the Rest of Asia at 64.4%, all excluding currencies. Operating expenses increased 9.3%, or 16.9% excluding currencies, reflecting growth of the business, expansion of distribution and investments in greenfield operations.
The value of new business rose 29.3%, or 43.0% excluding currency effects, to EUR 106 million on strong sales.

Page 8/23

WHOLESALE BANKING
Wholesale Banking: Key Figures

						Structured		Lease &		Financial
	Total			GL&PCM		Finance		Factoring		Markets		Real Estate		Other
In EUR million	1Q08	1Q07%		1Q08	1Q07	1Q08	1Q07	1Q08	1Q07	1Q08	1Q07	1Q08	1Q07	1Q08	1Q07

Total income	1,307	1,329	-1.7%	242	265	171	220	106	94	447	399	261	271	82	81
Operating expenses	708	713	-0.7%	138	134	83	85	60	55	179	176	147	118	102	145
Gross result	599	616	-2.8%	104	131	88	134	46	39	268	223	113	153	-20	-64
Loan loss provision	30	-48		-2	-38	21	13	5	3	0	-0	6	-4	-0	-22

Underlying profit before tax	570	665	-14.3%	106	169	68	122	41	36	267	223	107	158	-20	-42

KEY FIGURES
Cost/income ratio	54.2%	53.6%		57.1%	50.5%	48.3%	38.8%	56.5%	58.6%	40.1%	44.2%	56.5%	43.4%	124.2%	178.4%
Underlying RAROC after tax	14.6%	25.2%		7.4%	14.0%	17.4%	46.3%	19.0%	11.9%	20.5%	33.0%	15.3%	33.6%	-3.8%	-33.0%
Economic capital (average)	8,999	6,949	29.5%	2,245	1,831	1,241	788	538	487	2,698	2,315	1,908	1,217	370	311

Limited impact from market turbulence
•	Credit crisis has limited direct impact of EUR 33 million

•	Lower real estate valuations reduce results by EUR 116 million compared with 1Q07

•	Profit up 11.3% from 4Q2007
ING’s Wholesale Banking activities continue to hold up well, despite the market turbulence. Writedowns, impairments and trading losses on distressed asset classes were limited to EUR 33 million, including EUR 26 million on subprime exposure, EUR 3 million on a CDO and EUR 4 million on a credit derivative purchased from a monoline insurer. There were no further writedowns on transactions in the leveraged finance pipeline.
The business environment continues to be challenging and the loan syndication market remains quiet. Nonetheless, the disruption in the market has also led to more conservative multiples and better pricing on lending. Falling yields and increased volatility offer good opportunities for the Financial Markets business. Loan losses increased but remain below historical norms.
Real estate valuations came under pressure in some markets, notably Canada and Australia, resulting in negative revaluations of EUR 58 million on ING Real Estate’s investment portfolio in the first quarter. That compares with positive revaluations of EUR 58 million a year earlier. The total portfolio of ING Real Estate increased slightly to EUR 107.8 billion as negative currency effects largely offset growth in the lending and development portfolios. Real estate investment management continued to see net inflows, although growth in assets under management is slowing down.
Underlying profit before tax recovered from the fourth quarter with an increase of 11.3% to EUR 570 million. Results were down 14.3% from the first quarter last year, mainly due to the EUR 116 million swing in real estate revaluations.
Financial Markets benefited from a steepening of the yield curve in the US, increased volatility and good trading results. Earnings from Structured Finance declined, reflecting the slowdown in the Leveraged Finance market and lower syndication fees. Natural resources and trade & commodity finance both continued to show strong growth. Profit from General Lending & PCM declined from the first quarter of 2007, which included a sizeable investment gain. Both interest and commission income at General Lending & PCM increased, supported by higher volumes and a number of high-profile deals.
Underlying operating expenses declined slightly reflecting continued cost containment as well as lower compliance costs and favourable currency effects.
The net addition to loan loss provisions increased to EUR 30 million as releases of past provisions decrease.
Returns declined, with the RAROC after tax at 14.6% as model refinements and volume growth led to higher economic capital.

Page 9/23

RETAIL BANKING
Retail Banking: Key Figures

	Total			Netherlands		Belgium		Central Europe		Asia
In EUR million	1Q2008	1Q2007	Change	1Q2008	1Q2007	1Q2008	1Q2007	1Q2008	1Q2007	1Q2008	1Q2007

Total underlying income	1,946	1,877	3.7%	1,140	1,168	475	486	232	118	99	106
Operating expenses	1,274	1,231	3.5%	672	743	357	349	186	88	58	51
Gross result	672	646	4.0%	468	425	118	137	46	29	41	55
Addition to loan loss provision	35	36	-2.8%	47	36	-17	1	0	-0	4	-1

Underlying profit before tax	638	610	4.6%	420	389	134	136	46	30	37	55

KEY FIGURES
Underlying cost/income ratio	65.5%	65.6%		59.0%	63.6%	75.2%	71.8%	80.2%	75.1%	59.0%	48.2%
Underlying RAROC after tax	32.1%	36.9%		55.9%	42.1%	35.4%	38.8%	8.9%	43.4%	9.1%	19.7%
Economic capital (average over period)	5,607	4,681	19.8%	2,269	2,656	877	880	741	186	1,720	960

Robust results in challenging environment
•	Client balances up 3.9% despite competition for savings

•	Profit up 22.2% from 4Q2007

•	Oyak Bank adds EUR 18 million after capital charges
Retail Banking continued to show a solid commercial performance in challenging market circumstances. The inverse yield curve in Europe and increased competition for savings, particularly in the Benelux, put margins under pressure as customers continued to shift from variable savings to lower margin term deposits.
Against this backdrop, client balances at retail banking increased 3.9% to EUR 470.8 billion as growth in mortgages and the acquisition of Oyak Bank more than offset a slight decline in savings in the Benelux. New savings products with attractive client rates were introduced in the Netherlands and Belgium to increase savings volumes.
Growth in developing markets remained robust despite the market turbulence. The purchase of Oyak Bank in Turkey at the end of 2007 added EUR 9.3 billion in client balances. Retail balances in Poland were up 9% in the quarter and 30% from a year ago, driven by the rollout of new franchise outlets which helped increase its market share in deposits to 9.4%.
Earnings from Retail Banking held up well despite the challenging environment. Underlying profit before tax recovered from the fourth quarter with an increase of 22.2% to EUR 638 million. Compared with the first quarter last year, profit was up 4.6%, supported by the acquisition of Oyak Bank and lower operating expenses in mature markets. Oyak Bank added EUR 18 million to earnings, or EUR 52 million excluding internal capital charges. Profit includes EUR 134 million from the mid-corporates business, which was transferred from Wholesale Banking in January. Year-earlier figures are restated to reflect that change.
Total income increased 3.7% driven by the acquisition of Oyak Bank and growth in Poland. Income in the Benelux declined 2.4% as a result of margin pressure on savings. Operating expenses declined 2.6% excluding Oyak Bank, reflecting efficiency improvements in mature markets. Substantial investments continue to be made to grow in developing markets.
In the Netherlands, the combination of Postbank and ING Bank is progressing according to plan. In addition, ING and TNT announced in March that they will unwind their joint venture. Services currently offered to Postbank customers through the 250 main post offices will be transferred to the 283 modern, full-service branches of the combined bank. ING plans to invest EUR 175 million in the next five years to expand and enhance its full-service branches. The initiative is expected to add EUR 68 million to pre-tax earnings from 2012. A provision of EUR 94 million after tax was booked for the Dutch retail transformation projects as a special item in the first quarter.
At ING Belgium, the transformation of the retail business continued. Ten new-style branches were opened in the quarter, bringing the total to 35 of the 145 planned for the end of 2008.

Page 10/23

ING DIRECT
ING Direct: Key Figures

In EUR million	1Q2008	1Q2007	Change

Total underlying income	609	561	8.6%
Operating expenses	421	383	9.9%
Gross result	188	178	5.6%
Addition to loan loss provision	33	12	175.0%

Underlying profit before tax	155	165	-6.1%

KEY FIGURES
Interest margin	0.86%	0.76%
Cost/income ratio	69.1%	68.3%
Underlying RAROC after tax	13.1%	14.4%
Economic capital (average over period)	3,050	2,919	4.5%

Strong growth continues while margins improve
•	Retail balances +EUR 6.8 billion

•	Interest margin rises to 86 bps

•	Losses in the UK narrow 59%
ING Direct showed strong commercial growth in the first quarter despite increased competition for retail deposits as many banks faced tight liquidity and higher funding costs on the wholesale markets. Production of client retail balances increased to EUR 6.8 billion, driven by growth in residential mortgages and funds entrusted. Including negative currency effects of EUR 9.9 billion, total client retail balances declined to EUR 307.0 billion.
The rapid reduction of interest rates in the US helped support a significant improvement in the overall interest margin for ING Direct to EUR 0.86% from 0.74% in the fourth quarter of 2007. The US Federal Reserve reduced its rate by 200 basis points during the first quarter, and ING Direct USA reduced its variable savings rate by 110 bps, tracking just over half of the central bank rate cuts. The improvement in the relative competitive position spurred production of funds entrusted, which increased almost three-fold to EUR 2.7 billion on constant exchange rates.
The favourable developments in the US more than compensate for the difficult conditions in the other countries, demonstrating the benefits of operating in several currency zones. In the Eurozone and Australia the environment remained particularly challenging, with a further flattening of yield curves and increased competition for savings.
Underlying profit before tax at ING Direct more than doubled from the fourth quarter to EUR 155 million. The improvement was driven by higher interest margins in the US, where profit before tax increased to EUR 80 million from EUR 41 million.
Compared with the first quarter last year, profit from ING Direct declined 6.1%, reflecting losses of EUR 31 million in the UK. Excluding the UK, profit rose 12.5%. Investments of EUR 80 million were made to support growth and diversify the business, an increase of EUR 11 million from a year earlier.
In the UK, outflows amounted to EUR 1.0 billion, reflecting seasonal patterns as well as the continued repositioning of the business to focus less on high-balance customers. Losses narrowed by more than half to EUR 31 million from EUR 76 million in the fourth quarter, and efforts continue to reposition the business. Losses are expected to continue in 2008, but reduce gradually from the current level.
The credit and liquidity crisis had a limited impact on ING Direct’s results. The fair value of the US Alt-A RMBS portfolio stood at 83.5% at the end of March with no impairments. The total direct impact on pre-tax profit amounted to EUR 4 million in impairments on investments in bank-sponsored asset-backed commercial paper (ABCP) in Canada. Total exposure to Canadian ABCP is EUR 247 million, or less than 0.1% of ING Direct’s total assets.
Total income rose 8.6% as the higher interest result offset lower commission and investment income, including the asset impairment in Canada.
Operating expenses increased 9.9%, reflecting higher staff numbers to drive the growth in mortgages and payment accounts, start-up costs in Japan, and the integration of acquisitions in the US. Risk costs increased to EUR 33 million from EUR 12 million, mainly due to increases in Germany and the US.
The RAROC after tax declined to 13.1% from 14.4% due to a higher tax charge.

Page 11/23

APPENDICES
Appendix 1: Key Figures per Quarter
Appendix 2: Divestments & Special Items
Appendix 3: ING Group Consolidated P&L: 1stQuarter
Appendix 4: ING Group Consolidated Balance Sheet
Appendix 5: Insurance P&L by Business Line
Appendix 6: Insurance Investment & Other Income
Appendix 7: Banking P&L by Business Line
Appendix 8: Banking Commission, Investment & Other Income
Appendix 9: Life New Business Production
Appendix 10: Direct impact of the Credit and Liquidity Crisis
Appendix 11: Accounting treatment of financial assets
Additional information is available in the following documents published at www.ing.com
- ING Group Quarterly Report
- ING Group Statistical Supplement
- Analyst Presentation
- US Statistical Supplement
ING Group’s Annual Accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS-EU’).
In preparing the financial information in this press release, the same accounting principles are applied as in the 2007 ING Group Annual Accounts. All figures in this press release are unaudited. Small differences are possible in the tables due to rounding.
Certain of the statements contained in this release are statements of future expectations and other forward looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates, (viii) general competitive factors, (ix) changes in laws and regulations, and (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.
Page 12/23

APPENDIX 1: KEY FIGURES PER QUARTER
ING Group: Key Figures per Quarter

In EUR million	1Q2008	4Q2007	3Q2007	2Q2007	1Q2007

Underlying profit before tax
Insurance Europe	339	358	362	679	442
Insurance Americas	317	453	480	593	533
Insurance Asia/Pacific	182	113	151	153	159
Corporate line Insurance	-117	896	291	531	-84

Underlying profit before tax from Insurance	722	1,819	1,285	1,956	1,050

Wholesale Banking	570	512	279	604	665
Retail Banking	638	522	651	619	610
ING Direct	155	73	120	171	165
Corporate line Banking	43	45	53	-65	-56

Underlying profit before tax from Banking	1,405	1,151	1,103	1,329	1,384

Underlying profit before tax	2,127	2,970	2,388	3,285	2,434

Taxation	514	301	371	473	495
Underlying profit before minority interests	1,613	2,669	2,017	2,812	1,939
Minority interests	24	53	72	76	65

Underlying net profit	1,589	2,617	1,946	2,735	1,874

Net gains/losses on divestments	45	-37	444
Net profit from divested units				11	20
Special items after tax	-94	-98	-83	-188

Net profit (attributable to shareholders)	1,540	2,482	2,306	2,559	1,894

Earnings per share (in EUR)	0.74	1.18	1.08	1.18	0.88

Page 13/23

APPENDIX 2: DIVESTMENTS & SPECIAL ITEMS
Divestments & Special items after tax per Quarter

In EUR million	1Q2008	4Q2007	3Q2007	2Q2007	1Q2007

Underlying net profit	1,589	2,617	1,946	2,735	1,874

Net gains/losses on divestments
- sale of Chilean health business	62
- sale of NRG	-17	-129
- IPO Sul America in Brazil		93
- sale of Belgian broker business			418
- sale of RegioBank			26

Total gains/losses on divestments	45	-37	444

Profit after tax from divested units				12	20

Net special items:
- restructuring provisions and hedges OYAK Bank		-76	-71
- provision for combining ING Bank and Postbank	-24	-23	-12	-188
- unwinding joint venture Postkantoren BV	-70

Total special items	-94	-98	-83	-188

Net profit (attributable to shareholders)	1,540	2,482	2,306	2,559	1,894

Page 14/23

APPENDIX 3: ING GROUP CONSOLIDATED P&L: 1st QUARTER
ING Group: Consolidated Profit & Loss Account on Underlying Basis

	ING Group[1]			Insurance		Banking
In EUR million	1Q2008	1Q2007	Change	1Q2008	1Q2007	1Q2008	1Q2007

Gross premium income	12,574	11,426	10.0%	12,574	11,426
Interest result banking operations	2,539	2,142	18.5%			2,559	2,184
Commission income	1,237	1,209	2.3%	518	465	719	744
Total investment & other income	3,602	3,455	4.3%	2,995	2,647	641	829

Total underlying income	19,953	18,233	9.4%	16,087	14,538	3,920	3,757

Underwriting expenditure	13,680	11,830	15.6%	13,680	11,830
Operating expenses	3,766	3,716	1.3%	1,349	1,344	2,417	2,373
Other interest expenses	265	252	5.2%	319	314
Addition to loan loss provisions/impairments	115	1		17	1	98

Total underlying expenditure	17,825	15,799	12.8%	15,365	13,488	2,514	2,373

Underlying profit before tax	2,127	2,434	-12.6%	722	1,050	1,405	1,384

Taxation	514	495	3.8%	112	182	402	313
Underlying profit before minority interests	1,613	1,939	-16.8%	610	868	1,003	1,071
Minority interests	24	65	-63.1%	12	39	12	26

Underlying net profit	1,589	1,874	-15.2%	598	828	991	1,045

Net gains/losses on divestments	45			45
Net profit from divested units		20			20
Special items after tax	-94					-94

Net profit (attributable to shareholders)	1,540	1,894	-18.7%	643	848	897	1,045

[1]	Including inter-company eliminations

Page 15/23

APPENDIX 4: ING GROUP CONSOLIDATED BALANCE SHEET
ING Group: Consolidated Balance Sheet

	ING Group		ING Verzekeringen NV		ING Bank NV		Holdings/Eliminations
in EUR million	31 Mar. 08	31 Dec. 07	31 Mar. 08	31 Dec. 07	31 Mar. 08	31 Dec. 07	31 Mar. 08	31 Dec. 07

Cash and balances with central banks	14,456	12,406	4,122	3,115	10,898	9,829	-563	-538
Amounts due from banks	52,796	48,875			52,796	48,875
Financial assets at fair value through P&L	313,828	327,131	111,492	120,872	203,928	208,145	-1,593	-1,887
Investments	276,124	292,650	124,893	132,266	151,233	160,384	-2
Loans and advances to customers	568,606	552,964	29,848	27,529	542,656	526,323	-3,898	-887
Reinsurance contracts	5,582	5,874	5,582	5,874
Investment in associates	5,400	5,014	3,444	3,190	2,084	2,010	-128	-186
Investment property	4,631	4,829	1,407	1,302	3,224	3,527
Property and equipment	6,117	6,237	793	907	5,324	5,330
Intangible assets	5,838	5,740	4,215	3,942	1,702	1,883	-79	-85
Deferred acquisition costs	10,968	10,692	10,968	10,692
Other assets	38,857	40,099	11,865	12,395	26,915	27,807	76	-103

Total assets	1,303,203	1,312,510	308,630	322,083	1,000,760	994,113	-6,187	-3,686

Shareholders’ equity (in parent)	31,584	37,208	16,999	17,911	20,367	25,511	-5,782	-6,214
Minority interests	2,001	2,323	823	891	1,369	1,684	-191	-251

Total equity	33,584	39,531	17,822	18,801	21,736	27,195	-5,973	-6,465

Preference shares	21	21					21	21
Subordinated loans	6,978	7,325	5,311	4,493	17,183	18,786	-15,516	-15,954
Debt securities in issue	81,403	66,995	4,659	4,636	70,333	55,990	6,411	6,369
Other borrowed funds	25,252	27,058	9,966	11,355			15,285	15,703
Insurance and investment contracts	254,105	265,712	254,105	265,712
Amounts due to banks	149,340	166,972			149,340	166,972
Customer deposits and other funds on deposits	527,483	525,216			533,450	528,197	-5,967	-2,981
Financial liabilities at fair value through P&L	183,509	169,822	2,378	1,805	181,410	168,338	-280	-321
Other liabilities	41,529	43,859	14,389	15,281	27,307	28,635	-166	-57

Total liabilities	1,269,619	1,272,979	290,809	303,282	979,024	966,918	-214	2,779

Total equity and liabilities	1,303,203	1,312,510	308,630	322,083	1,000,760	994,113	-6,187	-3,686

Page 16/23

APPENDIX 5: INSURANCE P&L BY BUSINESS LINE
Insurance: Profit & Loss Account

	Total Insurance			Insurance Europe			Insurance Americas			Insurance Asia/Pacific			Corporate Line
In EUR million	1Q2008	1Q2007	Change	1Q2008	1Q2007	Change	1Q2008	1Q2007	Change	1Q2008	1Q2007	Change	1Q2008	1Q2007

Gross premium income	12,574	11,426	10.0%	3,269	3,241	0.9%	5,912	5,430	8.9%	3,383	2,748	23.1%	10	6
Commission income	518	465	11.4%	123	120	2.5%	300	253	18.6%	93	90	3.3%	1	2
Direct investment income	2,404	2,450	-1.9%	944	1,009	-6.4%	1,273	1,218	4.5%	318	360	-11.7%	-131	-137
Realised gains & fair value changes	591	197	200.0%	70	187	-62.6%	-53	-28		533	-96		41	134
Total investment & other income	2,995	2,647	13.1%	1,015	1,196	-15.1%	1,220	1,190	2.5%	851	264	222.3%	-91	-3

Total underlying income	16,087	14,538	10.7%	4,407	4,557	-3.3%	7,432	6,873	8.1%	4,328	3,103	39.5%	-80	5

Underwriting expenditure	13,680	11,830	15.6%	3,534	3,475	1.7%	6,405	5,658	13.2%	3,740	2,671	40.0%	1	25
Operating expenses	1,349	1,344	0.4%	417	449	-7.1%	625	608	2.8%	283	259	9.3%	25	28
Other interest expenses	319	314	1.6%	117	191	-38.7%	83	74	12.2%	123	14	778.6%	-4	35
Other impairments	17	1			1		1						16

Total underlying expenditure	15,365	13,488	13.9%	4,067	4,116	-1.2%	7,115	6,340	12.2%	4,146	2,944	40.8%	37	89

Underlying profit before tax	722	1,050	-31.2%	339	442	-23.3%	317	533	-40.5%	182	159	14.5%	-117	-84

Taxation	112	182	-38.5%	56	56		60	146	-58.9%	60	44	36.4%	-65	-63
Profit before minority interests	609	868	-29.8%	283	386	-26.7%	257	387	-33.6%	121	115	5.2%	-52	-20
Minority interests	12	39	-69.2%	3	5	-40.0%	19	30	-36.7%	6	11	-45.5%	-17	-6

Underlying net profit	598	828	-27.8%	280	380	-26.3%	238	358	-33.5%	115	104	10.6%	-35	-15

Net gains/losses on divestments	45						62						-17
Net profit from divested units		20			20
Special items after tax

Net profit from Insurance	643	848	-24.2%	280	401	-30.2%	299	358	-16.5%	115	104	10.6%	-52	-15

KEY FIGURES
Assets under management (end of period)	457	465	-1.7%	149	164	-9.1%	206	204	1.0%	102	97	5.2%
Staff (FTEs end of period)	56,743	53,825	5.4%	14,256	14,853	-4.0%	31,415	27,818	12.9%	11,003	11,090	-0.8%

Page 17/23

APPENDIX 6: INSURANCE INVESTMENT & OTHER INCOME
Insurance Investment & Other Income

	Total Insurance			Insurance Europe			Insurance Americas			Insurance Asia/Pacific			Corporate Line
In EUR million	1Q2008	1Q2007	Change	1Q2008	1Q2007	Change	1Q2008	1Q2007	Change	1Q2008	1Q2007	Change	1Q2008	1Q2007

Income from debt securities and loans	1,705	1,662	2.6%	695	782	-11.1%	1,199	1,025	17.0%	263	230	14.3%	-452	-375
Dividend income	160	100	60.0%	101	29	248.3%	25	38	-34.2%	22	34	-35.3%	12
Rental income	13	19	-31.6%	5	14	-64.3%	5	5		2
Other	526	668	-21.3%	144	184	-21.7%	43	151	-71.5%	31	95	-67.4%	309	237

Direct investment income	2,404	2,450	-1.9%	944	1,009	-6.4%	1,273	1,218	4.5%	318	360	-11.7%	-131	-137

Reailised gains/losses on bonds	48	11	336.4%	7	-3	n.a.	41	6	583.3%		8			-1
Realised gains/losses on equities	63	232	-72.8%	70	74	-5.4%	26	21	23.8%	21	12	75.0%	-53	124
Realised gains/losses & fair value changes private equity	-36	49	-173.5%	-36	49	-173.5%
Change in fair value real estate investments	-10	115	-108.7%	-12	114	-110.5%		1		1
Change in fair value non-trading derivatives	526	-209		41	-48		-119	-56	112.5%	510	-116	n.a.	94	12

Realised gains/losses & fair value changes on investments	591	197	200.0%	70	187	-62.6%	-53	-28		533	-96	n.a.	41	134

Total underlying investment & other income	2,995	2,647	13.1%	1,015	1,196	-15.1%	1,220	1,190	2.5%	851	264	222.3%	-91	-3

Page 18/23

APPENDIX 7: BANKING P&L BY BUSINESS LINE
Banking: Profit & Loss Account

	Total Banking			Wholesale Banking			Retail Banking			ING Direct			Corporate Line
In EUR million	1Q2008	1Q2007	Change	1Q2008	1Q2007	Change	1Q2008	1Q2007	Change	1Q2008	1Q2007	Change	1Q2008	1Q2007

Interest result	2,559	2,184	17.2%	611	409	49.4%	1,411	1,328	6.3%	567	480	18.1%	-31	-33
Commission income	719	744	-3.4%	288	307	-6.2%	417	417	0.0%	15	27	-44.4%	-0	-5
Investment income	89	320	-72.2%	41	246	-83.3%	45	36	25.0%	9	38	-76.3%	-6	0
Other income	552	508	8.7%	368	368	0.0%	72	96	-25.0%	18	16	12.5%	95	28

Total underlying income	3,920	3,757	4.3%	1,307	1,329	-1.7%	1,946	1,877	3.7%	609	561	8.6%	58	-11

Operating expenses	2,417	2,373	1.9%	708	713	-0.7%	1,274	1,231	3.5%	421	383	9.9%	15	46
Gross result	1,503	1,384	8.6%	599	616	-2.8%	672	646	4.0%	188	178	5.6%	43	-56
Addition to loan loss provision	98	-0		30	-48		35	36	-2.8%	33	12	175.0%	0	0

Underlying profit before tax	1,405	1,384	1.5%	570	665	-14.3%	638	610	4.6%	155	165	-6.1%	43	-56

Taxation	402	313	28.4%	186	105	77.1%	138	137	0.7%	58	50	16.0%	20	22
Profit before minority interests	1,003	1,071	-6.3%	384	560	-31.4%	499	474	5.3%	97	115	-15.7%	23	-78
Minority interests	12	26	-53.8%	1	17	-94.1%	12	9	33.3%	0	0		0	0

Underlying net profit	991	1,045	-5.2%	384	544	-29.4%	488	465	4.9%	97	115	-15.7%	23	-78

Net gains/losses on divestments	0	0		0	0		0	0		0	0		0	0
Net profit from divested units	0	0		0	0		0	0		0	0		0	0
Special items after tax	-94	0		0	0		-94	0		0	0		0	0

Net profit from Banking	897	1,045	-14.2%	384	544	-29.4%	394	465	-15.3%	97	115	-15.7%	23	-78

KEY FIGURES
Net return on equity	14.5%	20.7%
Interest margin	1.02%	0.95%								0.86%	0.76%
Underlying cost/income ratio	61.7%	63.2%		54.2%	53.6%		65.5%	65.6%		69.1%	68.3%
Risk costs in bp of average CRWA	16	0		9	-15		19	11		33	7
Risk-weighted assets (end of period)	308,734	333,722	-7.5%	171,928	133,746	28.5%	87,986	132,759	-33.7%	47,126	72,082	-34.6%	1,694	-4,865
Underlying RAROC before tax	25.1%	29.3%		22.0%	27.8%		40.6%	47.0%		21.0%	20.5%
Underlying RAROC after tax	17.8%	23.4%		14.6%	25.2%		32.1%	36.9%		13.1%	14.4%
Economic capital (average over period)	18,165	14,832	22.5%	8,999	6,949	29.5%	5,607	4,681	19.8%	3,050	2,919	4.5%	509	282
Staff (FTEs end of period)	72,803	64,767	12.4%	15,234	14,754	3.3%	48,481	42,190	14.9%	9,088	7,823	16.2%

Page 19/23

APPENDIX 8: BANKING COMMISSION, INVESTMENT & OTHER INCOME
Banking Commission, Investment & Other Income

	Total Banking			Wholesale Banking			Retail Banking			ING Direct			Corporate Line
In EUR million	1Q2008	1Q2007	Change	1Q2008	1Q2007	Change	1Q2008	1Q2007	Change	1Q2008	1Q2007	Change	1Q2008	1Q2007

Funds transfer	171	150	14.0%	25	16	56.3%	142	127	11.8%	5	7	-28.6%	-0	-0
Securities business	141	190	-25.8%	35	36	-2.8%	89	135	-34.1%	18	18	0.0%	-0	-0
Insurance broking	52	52	0.0%	1	3	-66.7%	50	49	2.0%	1	0		0	0
Management fees	224	190	17.9%	151	107	41.1%	71	80	-11.3%	2	3	-33.3%	0	0
Brokerage and advisory fees	49	70	-30.0%	46	63	-27.0%	1	2	-50.0%	1	2	-50.0%	0	3
Other	82	93	-11.8%	30	81	-63.0%	64	24	166.7%	-11	-4		-0	-8

Total underlying commission income	719	744	-3.4%	288	307	-6.2%	417	417	0.0%	15	27	-44.4%	-0	-5

Rental income	52	66	-21.2%	54	66	-18.2%	0	0		-0	0		-2	0
Other investment income	48	40	20.0%	8	1	700.0%	40	39	2.6%	-0	1	-100.0%	-0	0

Direct income from investments	99	106	-6.6%	62	66	-6.1%	40	39	2.6%	-0	1	-100.0%	-2	0

Realised gains/losses on bonds	1	74	-98.6%	-10	36	-127.8%	5	0		9	38	-76.3%	-4	0
Realised gains/losses on equities	22	114	-80.7%	22	117	-81.2%	0	-3		0	0		0	0
Change in fair value real estate	-33	26	-226.9%	-33	26	-226.9%	0	0		0	0		-0	0

Realised gains/losses & fair value changes	-11	213	-105.2%	-21	179	-111.7%	5	-3		9	38	-76.3%	-4	0

Total underlying investment income	89	320	-72.2%	41	246	-83.3%	45	36	25.0%	9	38	-76.3%	-6	0

Valuation results non-trading derivatives	91	-22		-2	-26		3	23	-87.0%	15	0		74	-19
Net trading income	229	349	-34.4%	216	307	-29.6%	22	27	-18.5%	-10	6	-266.7%	-0	9
Other	233	181	28.7%	154	87	77.0%	46	46	0.0%	12	9	33.3%	21	38

Total underlying other income	552	508	8.7%	368	368	0.0%	72	96	-25.0%	18	16	12.5%	95	28

Page 20/23

APPENDIX 9: LIFE NEW BUSINESS PRODUCTION
Life Insurance Value of New Business Statistics

											Present Value of				Investment in New		Acquisition Expense
	VNB		IRR		Single Premiums		Annual Premiums		New Sales (APE)		Premiums		VNB/PV Premiums		Business		Overruns
In EUR million	1Q2008	1Q2007	1Q2008	1Q2007	1Q2008	1Q2007	1Q2008	1Q2007	1Q2008	1Q2007	1Q2008	1Q2007	1Q2008	1Q2007	1Q2008	1Q2007	1Q2008	1Q2007

Benelux	22	18	12.3%	11.4%	714	725	52	41	123	114	1,055	1,073	2.1%	1.7%	50	48	2	3
Rest of Europe	102	35	22.4%	18.5%	212	245	127	85	148	110	2,168	953	4.7%	3.7%	44	33	-5	1

Insurance Europe	123	53	17.6%	14.3%	926	970	179	126	271	224	3,225	2,026	3.8%	2.6%	93	81	-3	4

U.S.	63	27	12.8%	9.3%	3,916	3,646	412	441	803	805	6,050	5,209	1.0%	0.5%	204	253	3	9
Latin America	27	6	18.7%	11.8%	69	36	131	77	138	81	184	131	14.7%	4.6%	29	26		3

Insurance Americas	90	33	13.7%	9.5%	3,984	3,682	543	518	942	886	6,234	5,340	1.4%	0.6%	233	279	4	12

Australia & NZ	11	11	20.8%	21.3%	681	852	24	22	92	107	797	369	1.4%	3.0%	12	15
Japan	18	8	12.1%	10.1%	740	568	90	63	164	119	1,203	864	1.5%	0.9%	55	39	-4	3
South Korea	28	30	17.2%	22.4%	180	131	212	211	230	224	1,063	1,022	2.6%	2.9%	35	21	-5	1
Taiwan	38	33	31.3%	17.8%	419	87	56	62	98	71	687	471	5.5%	7.0%	14	28	-2	-1
Rest of Asia	12	—	14.6%	7.5%	107	22	63	44	73	46	372	198	3.2%		21	19	1	8

Insurance Asia/Pacific	106	82	16.7%	15.2%	2,128	1,659	446	402	658	567	4,122	2,924	2.6%	2.8%	137	121	-10	11

Total	320	168	15.3%	12.2%	7,038	6,311	1,167	1,046	1,871	1,677	13,581	10,290	2.4%	1.6%	463	481	-9	27

Page 21/23

APPENDIX 10: DIRECT IMPACT OF CREDIT AND LIQUIDITY CRISIS
Risk Management: Direct impact of credit and liquidity crisis

		Market value year-end 2007			Change in 1Q2008			Market value 31 March 2008
					Impairments,
				Total revaluations	trading losses	Revaluation	Other changes			Total revaluations
			% of Amortised	through Equity	through P&L	through Equity	to reported		% of Amortised	through Equity
In EUR million	Business Line	31 Dec. 2007	Cost value	(pre-tax)	(pretax)	(pre-tax)	holdings[1]	31 March 2008	Cost value	(pre-tax)

	Insurance Americas	2,508		-249	-7	-178	-212	2,111		-427
	Wholesale Banking	136		-26	-26	-33	3	80		-59
	ING Direct	124		-27		-10	-13	101		-37
	Insurance Europe	21		-5			-5	16		-5
	Insurance Asia/Pacific						3	3		0

Total Subprime RMBS		2,789	90.1%	-307	-33	-221	-224	2,311	81.4%	-528

	ING Direct	23,564		-810		-2,910	-1,309	19,345		-3,720
	Insurance Americas	3,779		-110	-17	-372	-421	2,959		-482
	Wholesale Banking	139		-16		-35	383	487		-51
	Insurance Asia/Pacific					0	10	10

Total Alt-A RMBS		27,482	96.7%	-936	-17	-3,317	-1,347	22,801	84.3%	-4,253

	Wholesale Banking	1,283		-67	-3	-4	-892	384		-71
	Insurance Americas	479		-57		-83	1,072	1,468		-140
	Insurance Asia/Pacific	78		-12	-13	-1	-3	61		-13
	ING Direct	41		0		0	-1	40		0
	Insurance Europe	14		2		-1	120	133		1

Total CDOs/CLOs		1,895	93.4%	-134	-16	-89	296	2,086	90.3%	-223

Subtotal		32,166		-1,377	-66	-3,627	-1,275	27,198		-5,004

Other impact
SIVs	Insurance Americas				-6
Monoline insurers	Wholesale Banking				-4
ABCP	ING Direct				-4

Total direct impact					-80

Page 22/23

APPENDIX 11: ACCOUNTING TREATMENT OF FINANCIAL ASSETS
This appendix summarises the accounting treatment (measurement, fair value changes, impairment) for the most significant classes of financial assets.
Loans and advances to customers, Amounts due from Banks
This class includes lending. These are measured in the balance sheet at amortised cost, which is the initial cost price, minus principal repayments, plus or minus the cumulative amortisation of premiums/ discounts and minus impairments. Loans are considered impaired if, due to a credit event, it is probable that the principal and/or interest may not be fully recovered. Declines in fair value due to market fluctuations in interest rates, credit spreads, liquidity, etc. do not result in an impairment, because future cash flows are not affected. Impairments on loans are recognised through the loan loss provision, which represents the difference between balance sheet value and the estimated recoverable amount. Additions/releases to/from the loan loss provision are reflected in the P&L as risk costs.
Investments — Available for sale
This class includes debt and equity securities (including asset backed securities), which are intended to be held for an indefinite period of time but may be sold before maturity. These securities are measured in the balance sheet at fair value. Changes in fair value are recognised in the revaluation reserve in shareholders’ equity. The revaluation is transferred in full to the P&L upon disposal (realised capital gain/loss) or impairment. Debt securities are considered impaired if, due to a credit event, it is probable that the principal and/or interest may not be fully recovered. Declines in fair value due to market fluctuations in interest rates, credit spreads, liquidity, etc. do not result in an impairment, because future cash flows are not affected. Equity securities are considered impaired if there is a significant and prolonged decline of fair value below cost.
Investments — Held to maturity
This class includes debt securities for which there is an explicit, documented intent and ability to hold to maturity. The accounting treatment is similar to Loans and advances to customers.
Financial assets at fair value through P&L
This class includes trading assets, investments for risk of policyholders, derivatives and assets designated as at fair value through profit and loss. These items (except for derivatives used for cash-flow hedging) are measured in the balance sheet at fair value, with changes in fair value reflected directly in the profit and loss account.
A full description of the accounting policies is included in the Annual Accounts.

Page 23/23